SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. y A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated October 30, 2015 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated October 30, 2015, the Company reported that the Shareholders Meeting held today, resolved to adjourn until November 26, 2015, at 5:00 p.m. at Bolívar 108 1st Floor-City of Buenos Aires, the discussion of the following agenda:

Fourth point. Consideration of net income for the fiscal year ended June 30, 2015 for $114,009 thousand. Consideration of payment of a cash dividend for up to $88,100 thousand.

Fifth point. Consideration of allocation of treasury shares. Delegation of powers.

Treatment of allocation of the “Additional Paid-In Capital” account. Consideration of Reclassification of Reserves, both topics included in the third point.

In addition, the Shareholders Meeting approved to  increase the amount of the Global Note Program by an additional amount of up to US$ 200,000,000 (two hundred million Dollars).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

October 30, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets